Filed by Yellow Roadway Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 and Rule 14d-2(b)

of the Securities Exchange Act of 1934

Subject Company: Yellow Roadway Corporation

Commission File No.: 0-12255

Subject Company: USF Corporation

Commission File No.: 0-19791

Forward-Looking Statements

The information presented herein may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Words such as “expect(s)”, “feel(s)”, “believe(s)”, “will”, “may”, “could”, “anticipate(s)” and similar expressions are intended to identify forward-looking statements. These statements include, but are not limited to, statements regarding plans, objectives and expectations with respect to future operations, products and services; and statements regarding future performance. Such statements are subject to certain risks and uncertainties, many of which are difficult to predict and generally beyond the control of Yellow Roadway Corporation (“Yellow Roadway”) and USF Corporation (“USF”), that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include: those discussed and identified in public filings with the Securities and Exchange Commission (SEC) by Yellow Roadway and USF; the parties’ ability to consummate the proposed merger with, to achieve expected synergies and operating efficiencies in the merger within the expected time-frames or at all and to successfully integrate USF’s operations into Yellow Roadway’s operations; such integration may be more difficult, time-consuming or costly than expected; revenues following the transaction may be lower than expected; operating costs, customer loss and business disruption, including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the transaction; the regulatory approvals required for the transaction may not be obtained on the terms expected or on the anticipated schedule; the parties’ ability to meet expectations regarding the timing, completion and accounting and tax treatments of the transaction and the value of the transaction consideration; changes in federal or state regulation concerning or affecting the transportation industry; inflation, inclement weather, price and availability of fuel, competitor pricing activity, expense volatility, a downturn in general or regional economic activity, changes in equity and debt markets, the state of the economy; the parties’ obligations to contribute to union-sponsored multi-employer pension plans may be higher than expected; the impact of work rules, any obligations to multi-employer health, welfare and pension plans, wage requirements, potential efforts to unionize previously non-union operations of the company and employee satisfaction, labor shortages, disruptions, stoppages or any other deterioration in the parties’ relationships with employees may impair the parties’ businesses and any future acts or threats of terrorism or war. In particular, the expectations set forth herein regarding accretion and achievement of annual savings and synergies are only the parties’ expectations regarding these matters. Actual results could differ materially from these expectations depending on factors such as the combined company’s cost of capital, the ability of the combined company to identify and implement cost savings, synergies and efficiencies in the time frame needed to achieve these expectations, prior contractual commitments of the combined companies and their ability to terminate these commitments or amend, renegotiate or settle the same, the combined company’s actual capital needs, the absence of any material incident of property damage or other unforeseen merger or acquisition opportunities that could affect capital needs, the costs incurred in implementing synergies and the factors that generally affect the respective businesses of Yellow Roadway and USF as further outlined in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in each of the companies’ respective Annual Reports on Form 10-K. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof. Neither Yellow Roadway nor USF undertakes any obligation to republish revised forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. Readers are also urged to carefully review and consider the various disclosures in Yellow Roadway’s and USF’s various SEC reports, including, but not limited to, each party’s Annual Report on Form 10-K for the year ended December 31, 2004.

Additional Information

Yellow Roadway and USF filed a proxy statement/prospectus. Yellow Roadway and USF will file other relevant documents concerning the proposed transaction. Investors are urged to read the proxy statement/prospectus and any other relevant documents filed with the SEC because they will contain important information. You will be able to obtain the documents free of charge at the website maintained by the SEC at www.sec.gov. In addition, you may obtain documents filed with the SEC by Yellow Roadway free of charge by requesting them in writing from Yellow Roadway or by telephone at (913) 696-6100. You may obtain documents filed with the SEC by USF free of charge by requesting them in writing from USF or by telephone at (773) 824-1000.

Yellow Roadway and USF, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies from the stockholders of Yellow Roadway and USF in connection with the acquisition. Information about the directors and executive officers of Yellow Roadway and their ownership of Yellow Roadway stock is set forth in the proxy statement for the Yellow Roadway 2005 Annual Meetings of Stockholders. Information about the directors and executive officers of USF and their ownership of USF stock is set forth in the proxy statement for the USF 2004 Annual Meeting of Stockholders. Investors may obtain additional information regarding the interests of such participants by reading the proxy statement/prospectus when it becomes available.

The following document is filed herewith pursuant to Rule 425 under the Securities Act of 1933:

•	Transcript of earnings call, which was webcast April 22, 2005.

YELLOW ROADWAY CORPORATION

Host: Steven Bruffett

April 22, 2005/8:30 a.m. CDT

YELLOW ROADWAY CORPORATION

April 22, 2005

8:30 a.m. CDT

Moderator	Good morning. My name is Bill and I will be your conference facilitator today. At this time, I would like to welcome everyone to the Yellow Roadway Corporation First Quarter Earnings conference call. All lines have been placed on mute to prevent any background noise. After the speaker’s remarks, there will be a question and answer period.

I would now like to turn the teleconference over to Mr. Stephen Bruffett, Senior Vice President of Corporate Development and Investor Relations of Yellow Roadway. Please go ahead, sir.

S. Bruffett	Thank you, Bill. Good morning everyone and thanks for joining us for the Yellow Roadway Corporation First Quarter 2005 Earnings call. With us this morning are Bill Zollars, the Chairman, President and CEO of Yellow Roadway; Don Barger, our CFO; Jim Staley, President of the Regional Companies; James Welch, President of Yellow Transportation; Bob Stull, President of Roadway Express and Jim Ritchie, President of Meridian IQ.

YELLOW ROADWAY CORPORATION

Host: Steven Bruffett

April 22, 2005/8:30 a.m. CDT

Statements made by management during this call that are not purely historical are forward-looking statements within the meaning of the Private Litigation Securities Reform Act of 1995. This includes statements regarding the company’s expectations and intentions on strategies regarding the future. It’s important to note that the company’s future results could differ materially from those projected in such forward-looking statements due to a variety of factors.

The format of this call does not allow us to fully discuss all these risk factors, so for a full discussion, please refer to our 10-K, 10-Q, last night’s earnings release and our registration statement on Form S-4 with respect to our pending acquisition of USF Corporation.

Our operating income and operating ratios are presented after adjustments for property disposals to better compare the results of our core operations among periods. For further details, please refer to our earnings release.

Bill Zollars will provide our comments this morning and Don Barger, Jim Staley, James Welch, Bob Stull and Jim Ritchie are here and available to participate in the Q&A session.

YELLOW ROADWAY CORPORATION

Host: Steven Bruffett

April 22, 2005/8:30 a.m. CDT

With that, I’ll turn it over to Bill.

B. Zollars	Thanks, Steve, and good morning. We’re feeling pretty good about where we are right now. We’re going to provide some perspective on the Yellow Roadway first quarter performance and then I’ll comment on the USF acquisition; and after that, we’ll open up the call for questions.

Our first quarter earnings per share of $0.92 reflects our continued focus on earnings growth, with a 142% increase from last year’s first quarter EPS of $0.38 a share. The record performance at all of our business units was driven by a good economy, disciplined pricing and synergies, and also, the sharing of best practices. As we announced in March, our earnings exceeded our initial expectations of $0.80 to $0.90 per share. This marks the 5th consecutive quarter since our acquisition of Roadway that we have exceeded expectations.

Our EPS results included $0.05 dilution from the contingent convertibles, whereas the first quarter of last year did not include any CoCo dilution. And consistent with our past practice, as Steve said, our results exclude property disposals, which were a $0.04 gain, making reported EPS of $0.96 for the quarter.

YELLOW ROADWAY CORPORATION

Host: Steven Bruffett

April 22, 2005/8:30 a.m. CDT

Our consolidated operating ratio was 94.8 and that’s a really important number as we’ve managed to breakthrough the 95 mark there in the first quarter, which as you all know, is the toughest of the year for us. This is the best first quarter OR since 1989 and it’s a 2.5 point improvement over last year’s first quarter. A consolidated operating ratio below that 95, as I said, is a significant accomplishment, and also demonstrates our continued progress toward our full year goal of the low 90’s for the company.

Record first quarter revenue at each of our business units resulted in a consolidated revenue increase of 8% from last year. With $1.7 billion in quarterly revenue, we believe this increase is a very positive achievement.

I’ll give you some revenue highlights from each of the operating units.

Yellow Transportation achieved its highest first quarter revenue ever with $791 million; that’s up 8% from last year, which was also a record. Yellow Transportation posted first quarter year-over-year LTL yield of 4.6% after adjusting for fuel surcharge and business mix. In addition, premium service growth continues to be strong at Yellow Transportation, with Exact Express revenue growing over 20% on a much larger base from the first quarter of 2004.

YELLOW ROADWAY CORPORATION

Host: Steven Bruffett

April 22, 2005/8:30 a.m. CDT

At Roadway Express, record first quarter revenue was $767 million, up 7% from last year’s first quarter. In addition to increases in LTL yield after fuel surcharge and business mix, they were up 2.8%, Roadway also continued to post significant growth in its premium expedited brands. Time Critical and Time Advantage revenue was up 68% compared to the first quarter of last year.

At New Penn, for the fifth consecutive quarter they delivered double-digit year-over-year revenue growth. That 17% increase was a result of the team’s ability to absorb more business, while maintaining excellent service. Just to quantify that, their LTL tonnage per day was up 9.7%, while their on-time service was in the 98% range. New Penn also had yield improvements after surcharge and business mix of 3.5%.

Meridian IQ reported double-digit revenue growth during the quarter as well. The 24% increase from the first quarter of last year reflects a combination of organic growth and our recent expansion into South America and the February acquisition of GPS Asia. Meridian IQ continues to increase its global presence and offer complete transportation solutions.

YELLOW ROADWAY CORPORATION

Host: Steven Bruffett

April 22, 2005/8:30 a.m. CDT

Let me move now into operating income for the quarter. Well, we more than doubled our consolidated operating income, earning $87 million in the first quarter of this year compared to $42 million in the first quarter last year. Also on a consolidated basis, our incremental margin, which you know is very important, was 36%, which reflects excellent execution across all of our operating companies. And we’re well on our way to capturing the second $100 million dollars of cost synergies.

All of our business units contributed to our increased operating income in the first quarter. Let me give you a couple of highlights.

Yellow Transportation posted $46 million in operating income, which was the highest first quarter operating income in its history. This was also $19 million more than the first quarter last year and $18 million more than the previous record, which was set back in 1989. Yellow Transportation first quarter operating ratio of 94.2 was more than two points better than last year and the best first quarter OR since 1986.

Moving on to Roadway Express, they had a record first quarter operating income of $37 million, which was up $21 million from last year and the Roadway operating ratio of 95.2 represented nearly a three-point improvement from the first quarter of last year.

YELLOW ROADWAY CORPORATION

Host: Steven Bruffett

April 22, 2005/8:30 a.m. CDT

New Penn continues to achieve strong earnings growth as well. Operating income for the first quarter was $8 million, with an operating ratio of 87.7. That’s 40% growth in operating income and more than a two-point improvement in an already impressive operating ratio when compared to last year.

Meridian IQ also excelled during the quarter even with the integration of GPS Asia and other recent global expansions. Meridian IQ’s first quarter 2005 operating income was $1 million dollars, or nearly double the first quarter of 2004.

In summary, we had a solid first quarter and remain gratified with our substantial and sustained performance in every business unit. We’re focused on operational execution and delivering the synergies, while we continue to effectively execute our strategy.

Before wrapping up this part of the call, let me provide some comments regarding our future expectations. From our viewpoint, the operating environment is good. Our absolute business volumes are healthy and pricing remains firm. March volumes were slightly softer than we expected but April volumes to date have been stronger than our initial projections. We think there might be something that’s changed there, in

YELLOW ROADWAY CORPORATION

Host: Steven Bruffett

April 22, 2005/8:30 a.m. CDT

shipping patterns because the same thing happened last year. Last year, we thought it was—maybe just an anomaly; but it looks like maybe, there’s been a shift and March will continue to be a little softer than it has historically been, with April being stronger than it has historically been.

As a result of a good economy and good pricing, and synergy execution, we expect second quarter earnings per share to be in the range of $1.25 to a $1.35 and we haven’t changed our full year guidance. I might just mention that we didn’t think it made much sense to change our full year guidance and then come back to you after the acquisition of USF and give you another number. So for the guidance, we have about $5.10 to $5.30, and we will adjust in about a month after the close. Our guidance does include the impact of the contingent convertibles, so you need to refer to our earnings release for the details on that. These expectations, as I said, don’t include any impact from our pending acquisition of USF, but we will update you on that as it happens.

Moving on to capital expenditures, our gross cap ex was lower than expected in the first quarter, due to the timing of equipment purchases, but we still expect our gross cap ex for the year to be $235 to $245 million; and again, that does not include any impact of the acquisition of USF.

YELLOW ROADWAY CORPORATION

Host: Steven Bruffett

April 22, 2005/8:30 a.m. CDT

Let me now move on to the USF acquisition and start by saying that the delivery of $0.18 in the first quarter was disappointing to us, as I said earlier. But we are encouraged by the business trends at USF and their guidance of $0.50 to $0.55 for the second quarter, we’re very encouraged by. Our enthusiasm, therefore, for the transaction is really the same today as when we announced the deal. Gaining a nationwide presence in the next day market is of significant strategic importance to us and in addition to that, the ability to capture $150 million in cost synergy should generate substantial shareholder value.

Let me just put that in perspective. That $150 million of synergies is about $1.40 a share on a pro forma basis, based on the number of shares that will be outstanding after the acquisition. Just to calibrate that, last year, USF had full year operating income of $112 million, so a $150 million is a very significant number and one we think is very doable. And that means we could more than double the value of the USF companies through our expected synergies.

Let me give you an overview of the timeline for the transaction. Yesterday was the record date for shareholders of both companies and a joint proxy statement will be mailed out today. The shareholder votes are both scheduled for May 23rd, and in accordance with the merger

YELLOW ROADWAY CORPORATION

Host: Steven Bruffett

April 22, 2005/8:30 a.m. CDT

agreement the transaction will close one business day after all conditions have been met. So our expectation is that the deal will close on May 24th and by the way, we’re planning on being in New York that day to give you a little bit more detail on where we stand at that point.

Just one other additional comment and that is, we believe that after the closing of the USF transaction, we will have sufficient cash flow and a balance sheet to allow us to support a stock buyback in the $150 million to $200 million range.

That concludes my prepared comments. I’ll now be happy to take your questions.

Moderator	Thank you. The first line we’ll open is the line of Ed Wolfe with Bear Stearns. Please go ahead.

E. Wolfe	Tonnage flattened out for Yellow and Roadway in the quarter. Do you think this is economic driven and is it some maybe diversion now that were later in on the deal because some of the, certainly, the regional guys have reported, have reported a much stronger tonnage; and what are you seeing in April as you go out?

YELLOW ROADWAY CORPORATION

Host: Steven Bruffett

April 22, 2005/8:30 a.m. CDT

B. Zollars	I think, as I said, March was a little softer than we expected. April, a little stronger, but all in all, pretty much on our expectations. I think one of the things that we always try to do is look down the road a little bit and balance yield improvement with volume gains. We expect to be in a tight capacity situation again this year. So we didn’t want to get too crazy about going out there and trying to buy market share, and making sure that our business mix is as profitable as possible as we enter the higher seasonal periods of the year.

E. Wolfe	But that being said and clearly, you can argue with the margin. You had expected for some tonnage growth and you didn’t get any this quarter. What I’m trying to understand is, is there a little bit of diversion going on now; or do you think it was just all slow down in the economy and we’ll probably see similar results from your closest competitor?

B. Zollars	Yes. We don’t see any diversion. What we have seen is a lumpy economy and the difference between March and April in terms of our expectations kind of puts us right back where we expected to be, so no diversion that we’re aware of.

E. Wolfe	Okay. And then, when you came to town at the announcement of the merger or after the merger was announced, you talked about synergies of

YELLOW ROADWAY CORPORATION

Host: Steven Bruffett

April 22, 2005/8:30 a.m. CDT

$40 million in the first year and $80 million in the second year. And I asked you that time, are you comfortable with kind of $2.50 and $3.00 consensus for USF. Since then in my own model, and I’m a little bit lower than the Street, I have reduced my operating income assumption for USF standalone by $50 million this year. Consensus numbers reduced it by about $40 million. So I guess, my question would be, are you basically now saying there’s $80 million of synergy, based on current consensus from where you are, or are you sticking to $40 million just off of the lower base in the first 12 months?

B. Zollars	First, I would say that the new guidance from USF is well above consensus for the second quarter, so we feel more comfortable with that number maybe than we do with the consensus numbers that are out there. I think the consensus numbers for the second quarter are $0.44. So, I think those probably will be adjusted, based on the guidance. We still feel very comfortable we will get $40 million out in the first 12 months of this acquisition and still feel very comfortable that $150 million is doable.

E. Wolfe	Well, just getting back to the guidance of $50 million to $55 million, their guidance was $40 million to $ 45 million and I don’t think at this point in the stage, given their stake in this deal, it’s all that credible, given recent trends. But in that $50 million to $55 million, if you add a dime, they’re

YELLOW ROADWAY CORPORATION

Host: Steven Bruffett

April 22, 2005/8:30 a.m. CDT

talking about Red Star shutdown cost, most of which happened last year. And if we assume everything went right and you get the $55 million, that’s down from $0.68 before the deal was announced for guidance or for consensus.

So, I got to think, just given what you saw, you did mention in your opening remarks, you were little bit disappointed. My point is, are you still at the same synergy levels, or should we see more than $40 from when this deal closes and where you assess this at that point?

B. Zollars	Well, remember that our initial analysis of the deal said it would be accretive at a $20 million synergy level; and obviously, we were using our own forecast there and not the forecast provided by USF. So we’re still very confident that this deal will be accretive within 12 months.

We also have said, I think in previous conversations, that we feel the shortfall in the first quarter could be mitigated by some of the things that we are planning. So I think the bottom line on all of this is that we still feel it’ll be accretive in 12 months and we still feel really good about the synergies, both the short-term and the longer term.

YELLOW ROADWAY CORPORATION

Host: Steven Bruffett

April 22, 2005/8:30 a.m. CDT

E. Wolfe	Okay. I just want to make sure I’m interpreting this right. It sounded like you also said in your own internal thoughts, they’re probably a little higher than consensus right now for what USF is going to do.

B. Zollars	I think that’s right.

E. Wolfe	Okay. Thanks for your time.

B. Zollars	You bet.

Moderator	Next line we’ll open is Jordan Alliger with Deutsche Bank. Please go ahead.

J. Alliger	Hello. Just out of curiosity, just on the Roadway synergy side, you said you’re well on your way, any way to quantify how far into that second hundred million you are?

B. Zollars	We’re well over half way in and as we said, we will hit the $200 million run rate by the end of 2005, and we’re well on track to do that.

J. Alliger	Okay. Now, one thing that came up on the call is with US Freightways, as you know, they put some things aside as they focus on doing the transaction. They had had a synergy target range I think, or their own

YELLOW ROADWAY CORPORATION

Host: Steven Bruffett

April 22, 2005/8:30 a.m. CDT

internal improvement target range of something like $30 million to $50 million over a 12-month or so period. Just curious, separate from your synergy opportunities, how comfortable did you feel or do you feel what Freightways was doing on their own?

B. Zollars	We were very comfortable with the kinds of things that they were doing. But frankly, because we’ve been through this before, we have a lot more confidence in our own ability to recognize synergies and know how quickly we can get them. So our analysis was independent of the work that they had been doing; but I think some of the work that they had been doing will obviously help us get to the synergy numbers that we’ve got in place. Bottom line, though, we’re very confident on $150 and very confident we’ll get at least $40 million in the first year.

J. Alliger	Thank you.

B. Zollars	You bet.

Moderator	Next line I’ll open is John Barnes with BB&T Capital. Please go ahead.

J. Barnes	Following up on what Jordan talked about, USF management said straight up on their call, that there were a lot of things that they were pushing off.

YELLOW ROADWAY CORPORATION

Host: Steven Bruffett

April 22, 2005/8:30 a.m. CDT

There were some strategic ideas that they were putting off until after the deal is consummated.

Two questions: Number one, given what you ran into with Roadway, allowing them to go through a strategic initiative, that kind of back-fired and resulted in some pretty poor performance. How much pressure are you putting on USF to kind of hold off until the deal is done on pursuing any of these?

And then number two, all of the things that they’ve talked about doing, how many do you think you can attack very quickly, or are you going to back burner most of what they have and focus on your own stuff, your own ideas?

B. Zollars	Yes. Without getting into our strategy, we have a very definite strategy to go forward with this deal. I would say that the things that USF had in place really were part of their plan, and we’ve been doing very intensive due diligence all along the way. They probably increased the due diligence following the shortfall in the first quarter. So we’ve got good visibility in what’s going on at USF and we’re comfortable with the trends; and we also have a very definite strategy that we will put in place as we go through the process of acquiring them.

YELLOW ROADWAY CORPORATION

Host: Steven Bruffett

April 22, 2005/8:30 a.m. CDT

J. Barnes	Okay. Not to call in to question your due diligence abilities, but I just want to know what makes you confident that you have good visibility into their numbers right now? Because I think going back to Ed’s point, their credibility is not the greatest in terms of hitting expectations.

B. Zollars	Yes. I think that’s probably a fair question, John, and I think all I can tell you is that we’re looking at data, at a fairly fine level of granularity on a very real time basis. And the other thing I would point out is that, our track record over the last five quarters has been pretty good in terms of being able to deliver what we said we were going to do, and we think that’s going to continue. So we’re doing a lot of due diligence, as I said, at a fairly fine level of granularity and feel like we’ve got a good handle on what’s going on.

J. Barnes	Okay. They made mention of the competitive environment and especially in the Southeast and these are things that nobody is surprised to hear. I’m curious. Did you see any kind of increase in the competitive environment? I mean, did you see, anybody specifically out there trying to buy freight, where you guys took a different tack; or it’s kind of the same environment that we experience in the back half of last year, where everybody’s being fairly rational on price?

YELLOW ROADWAY CORPORATION

Host: Steven Bruffett

April 22, 2005/8:30 a.m. CDT

B. Zollars	Yes. I think it’s been a very firm environment, John. The economy is still good. I think there’s been some lumpiness as I said and obviously, fuel prices have had a dampening impact on the economy. So it’s not growing as fast as it was last year, but it’s still a really good economic environment. We’re still looking for 3% GDP growth this year, so we’re still feeling good about the economy.

J. Barnes	Okay. On the share repurchase that you’ve mentioned, I mean, do you have shareholder approval for that yet; or is that something that once the deal is consummated, you’ll go to the board and look for some authorization?

B. Zollars	Yes. We can get that pretty quickly. The answer is, we don’t have it right now, but we can go to the board and get it fairly quickly.

J. Barnes	You would rather go the route of share repurchase versus dividend?

B. Zollars	I think it depends on a lot of the parts that are moving around right now, but that’s certainly at the top of our list to look at.

J. Barnes	Okay. Very good. Thanks for your time, Bill.

YELLOW ROADWAY CORPORATION

Host: Steven Bruffett

April 22, 2005/8:30 a.m. CDT

B. Zollars	You bet.

Moderator	Next line we’ll open is Ivan Kristovic with Elliott & Associates. Please go ahead.

I. Kristovic	Thanks. I guess I had a similar question that Ed had before. So I guess I know what the answer is, but I have more of a comment, I suppose. Elliot Associates is a significant Yellow shareholder and we’ve done an extensive amount of work on the USF acquisition and its potential benefits to Yellow shareholders, including speaking with a number of people in the industry, research analysts, your company and former USF employees.

At this point, we have several concerns regarding the acquisition not limited to the fact that USF is a company with proven execution issues that has suffered from high management turnover and has just announced sizeable miss in their first quarter numbers. We’re not alone with these concerns and a Bear Stearns equity analyst has also done a lot of work in USF and obviously has lowered his numbers for both ‘05 and ‘06. I think some of the other numbers that are out there on the Street; our sense is have not been done with as much due diligence of detail as Ed’s numbers.

YELLOW ROADWAY CORPORATION

Host: Steven Bruffett

April 22, 2005/8:30 a.m. CDT

Moreover, if valued purely on the fundamental basis, it is our belief that USF stock is worth in the mid 20’s, while it is apparent that there exist real synergies in corporate back office and purchasing, the network optimization and best practice synergies will take much longer and involve substantially more risk in our view.

We appreciate what you have done with Roadway, but stating that this is an accretive deal after assuming $150 million of synergies or even a significant lower number than that, does not paint the full picture when half of the transaction is done in cash and you’re additionally incorporating a post deal buyback into your analysis.

We therefore, do not believe that the rewards you have described from the transaction justify the associated risk. Instead of spending $640 million to pay a premium to USF shareholders, why not look to your own shareholder base? Buying back $640 million worth of your stock at a current price would be 24% accretive and would bring your 2006 EPS to $7.42, based on Street estimates. This 24% accretion already includes an assumption of higher interest expense than assumed USF acquisition.

In order to obtain this level of accretion with the USF transaction, our analysis shows that more than $200 million of synergies would need to be

YELLOW ROADWAY CORPORATION

Host: Steven Bruffett

April 22, 2005/8:30 a.m. CDT

realized with the USF transaction. This is greater than 33% above your high and long-term estimates of synergies. Moreover, a share buyback is risk-free and immediate; whereas the realization of that sort of value in the USF transaction entails numerous risks and will occur over the course of many years. In light of all this, we cannot support this transaction and we’ll vote against it. Thank you.

B. Zollars	Thanks for the speech, Ivan, especially because it seemed to be very extemporaneous. I can only tell you that part of our job here is to make sure that we position the company to be as successful as possible in the long-term. This deal does that and in the process, creates shareholder value. As I already said, it’s a $1.40 per share, based on the new shared numbers we will have. So we are very comfortable with the fact that this does put us in a position to be more successful longer term, the ability to enter in the next day market on a comprehensive way across the U.S. and at the same time, deliver incremental shareholder value.

I. Kristovic	I appreciate your comments. I guess at the end of the day in our view, it’s sort of analysis of risk/reward and we feel a share buyback with the amount of cash that’s going to be spent on this acquisition is giving shareholders an immediate 24% type accretion without introducing any risk elements in this deal.

YELLOW ROADWAY CORPORATION

Host: Steven Bruffett

April 22, 2005/8:30 a.m. CDT

B. Zollars	Right. And the real question, Ivan, I know we’ve got to move on is what’s the company going to earn three years down the road, because we’re not in this for a quarter-to-quarter performance. We’re in this to create value long-term.

I. Kristovic	Okay. I appreciate your response. Thank you. I don’t think our answer changes by the way, but I appreciate your candidness.

B. Zollars	Okay.

I. Kristovic	Thank you.

Moderator	Next line we’ll open is Greg Burns with JP Morgan. Please go ahead.

G. Burns	Two questions: One, Bill, on the tonnage issue, tonnage issue on the Yellow side below your expectation a little bit—when we were out there, you indicated that maybe you hit the price out of the equation perhaps, and that hit your tonnage. But I guess looking at our model, the comps from a year-over-year tonnage basis get significantly harder in the back half. So if you’re essentially flat now, should we be thinking that, you know, absent a major pick-up in the economy or change in your price volume trade-off,

YELLOW ROADWAY CORPORATION

Host: Steven Bruffett

April 22, 2005/8:30 a.m. CDT

that tonnage could start to really slip here because the comps in the back half looks significantly harder.

B. Zollars	Yes. I would think the way that we would describe it, Greg, is that the volume should be about the same going through the second half of the year. They may be a little bit higher than that if the economy picks up, but our view of the world is it’ll be about the same.

G. Burns	And will you change? Why is that? Because if I look at first quarter, your tonnage on Yellow only was up 9.4; and second quarter, you’re up sort of 12% and change. I mean, just the comps alone, it looked like you had a stronger second quarter than you did a year ago, first quarter.

B. Zollars	I’m not tracking on the numbers, Greg, but what I can tell you is that the projections that we have in for yield and tonnage growth would show us continuing to improve our margin as we go through the second half of the year and having business volumes at about the same level as last year. We’re still feeling pretty good about being in an OR for the combined company that’s below 94.

G. Burns	Okay. And then on the USF situation, I guess the way we’re looking at it is we’re focused on the revenue line and any shortfalls there, figuring that

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USF was not run well; and that given your track record in improving OR, do you guys look at it the same way? In other words, does a OR shortfall bother you the same way a revenue shortfall does? Just talk in terms of as you monitor the results, what you consider the most important metrics and what, perhaps, are the least important metrics?

B. Zollars	Sure. I think that the things that are not as important to us are things that we think we can mitigate fairly quickly. The things that are encouraging about what’s going on in US Freightways are the growth and tonnage and the improvement in yield. Those things, I think, are very good leading indicators of future success if we can take care of some of the other issues that are there. So it’s encouraging to see them growing the top line, growing the tonnage line and improving their yield; and really, those are some of the most important indicators to us on a going forward basis.

G. Burns	Great. Thanks a lot.

B. Zollars	You bet, Greg.

Moderator	The next line we’ll open is from Sano Hesiodus with Lockhart Capital. Please go ahead.

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April 22, 2005/8:30 a.m. CDT

S. Hesiodus	Hello, guys. Just a quick question on your guidance. I notice the LTL tonnage is well up for both US Freightways and—I’m sorry, for Yellow and Roadway. For your guidance in the second quarter, can you get there with flat tonnage and just sort of very good mix in pricing, or do you need any growth in tonnage for the second quarter?

B. Zollars	Well, year-over-year growth, I think, will be at about the same level on volume, but remember, the power of synergies here. And I think that’s one of the things that kind of sets us apart, and we’ve talked about it before. But if and when the economy does soften, which it will eventually, we’ve got an opportunity here for another $200 million of synergy at Roadway, Yellow Roadway and a $150 million at USF. So the answer is yes, we can get there on flat volumes through the combination of good pricing and synergies.

S. Hesiodus	Okay. Thank you.

B. Zollars	You bet.

Moderator	The next line we’ll open is Rusty Rakov with John Levin. Please go ahead.

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April 22, 2005/8:30 a.m. CDT

R. Rakov	As you know, guys, we have recently become a significant shareholder of your company.

B. Zollars	We appreciate it.

R. Rakov	And we have taken a very careful look at the USF deal as well. The economics of it, the potential synergies, and we sort of concluded that we cannot support this deal with this price. We find it to be meaningfully value destructive.

We also believe a share buyback to the previous caller would be significantly more accretive and a lot more value than the cash portion being paid in this deal. We have struggled to understand, how is that the USF first quarter numbers did not constitute a material adverse change on their business? Even to their guidance, we estimated they need at least, 93% operating ratio to meet the $0.55 guidance that they just came up this morning, which is a pretty high hurdle for them. Maybe you could help us understand why are you guys doing this deal with this price?

B. Zollars	Well, all I can do is reiterate what I’ve already said and that is strategically, it’s a terrific fit for the company and the power of the synergies at $150 million as a $1.40 a share, USF made a $112 million of operating income last year.

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So if you just do the numbers and you believe that we can deliver the synergies, which I think we have some credibility on, based on what we’ve done in the last year and a half with the Roadway acquisition, then it becomes a very accretive deal for the shareholders and puts us in a position to strategically be successful for a long, long time. Really, that’s got to be our view, what’s going to put us in the best position to be successful long-term. The fact that this creates short-term shareholder value is a plus.

R. Rakov	We frankly disagree at the price you’re paying for these assets and we hope that you’re able to consider this in the coming months. But under these terms, we’re not supporting this transaction and thank you for your time.

B. Zollars	You bet, Rusty.

Moderator	The next line we’ll open is Jason Seidel with CSFB. Please go ahead.

J. Seidel	Well, I don’t have any prepared remarks, but I’ll ask a few things. The New Penn numbers and I don’t mean to focus on a smaller piece, but an

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April 22, 2005/8:30 a.m. CDT

87.7 in the first quarter, as we move throughout the year and get to peak season, where do you think those numbers could go? I know historically, New Penn has posted some pretty eye-popping numbers in the past, but I’m just kind of trying to figure out how to model going forward, the margins on New Penn.

B. Zollars	Well, we have Steve O’Kane here and I may turn it over to him in a second. I think that we’re feeling really good about New Penn’s performance. They obviously took great advantage of some of the companies that have gone out of business in the Northeast, that they’ve executed extremely well. I think Steve has seen in April, the same thing our other LTL companies have seen which there’s a pick-up in volume; and I think, they’re really well positioned for the balance of the year. But Steve, you might want to add to that.

S. O’Kane	I think you’ve said it. There’s a little room to get better and we hope to show that in the second and third quarters.

J. Seidel	Okay. That’s fair enough. Also, going forward, your margin for Yellow in the Yellow Transportation was better than I had modeled for. Clearly, I know you had some tonnage issues that people are bringing up. But it looks like it could had been the seasonal shift towards the end of the

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quarter. Were you guys able to adjust in terms of the pricing tonnage mix? I mean, could you have taken on more tonnage if you wanted to? Is this just the case of you’d rather do it through price and create larger margins?

B. Zollars	I’ll start and I’m sure James Welch will want to add something. Yellow did just a tremendous job of cost management in the first quarter through some pretty horrendous weather and kind of this lumpy demand that we saw in the first quarter. You know we are always adjusting the relationship between price and volume; and what we found in the past is that, it’s easier to get volume than improve margin sometimes; so we always try to make sure that we’re happy with the margin on our business. So, James, you can add.

J. Welch	Right. I mean, we constantly are working on the balance of volume and yield and we think we’ve got it down pretty well right now, we probably could use a little bit more business, but we’re certainly working hard to get some additional business, but it’s got to be at the right yield. So we’re constantly adjusting our cost and with what we’re working with, but we’re very confident in the second quarter that that philosophy will work. And as Bill said earlier, April was off to a little better start than what we thought it would be, so I think that bodes well for Yellow Transportation in the second quarter.

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J. Seidel	Okay. This next question is going to be across the board at all your operating companies. Have you been able to discern any difference between your industrial customers and your retail related customers in terms of the demand, or is it pretty much across the board the same?

B. Zollars	It’s pretty much across the board the same.

J. Seidel	All right. And this next one is going to be kind of a unusual, but I have a client e-mailing me, apparently can’t ask a question somehow—they want to know about your guidance. He’s saying that it implies a much higher number for ‘05 and excluding the synergies you’ll get in year one from the USFC. Bill, is this going to be related to—you’re going to update us later on after the close of the USFC transaction for an updated guidance?

B. Zollars	Yes, we just didn’t think it would make much sense to give you a number now and then come back on May 24th and talk about what the year looks like with USFC for the second half. So, that’s really the only reason we didn’t address that.

J. Seidel	Okay. That’s fair enough. I’m sure my client is listening in. Thanks a lot, Bill.

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B. Zollars	You bet, Jason.

Moderator	Next line we’ll open is Ken Hoexter with Merrill Lynch. Please go ahead.

K. Hoexter	Hello. Good morning. Bill and Don, I don’t know if Jim is with you there as well. I didn’t catch the beginning of the call.

B. Zollars	Yes. Jim is here.

K. Hoexter	Great. I guess looking at Roadway, is there something we can see, where it can kind of meet what Yellow margins are going to do? Is there anything else besides the synergies you’ve talked about just at the core business, where you can continue to pull expenses out there?

B. Zollars	Yes. I’m going to turn it over to Bob Stull here in a second. But I think, one of the things Roadway did in the first quarter was a lot of process change. They went to a lean concept in their distribution centers. It didn’t get quite the productivity improvement as quickly as they wanted to and that was really the primary driver for the difference between the OR at Roadway and the OR at Yellow Transportation. But that’s now getting back to where it was originally scheduled to be, and I think they feel much better about being able to close that gap in the second quarter.

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But Bob Stull, do you want to add to that?

B. Stull	Sure. I think Bill really hit on it there. In February and March, we implemented the Roadway lean system at all our hubs across the country, which was an aggressive plan to pull out cost, and the fruits of that labor are just starting to show. So our first quarter was pretty flat from last year from a productivity standpoint, but we’re expecting some significant improvements from that and to see some good upside with it.

B. Zollars	And just kind of cap that thought, Ken, I think our feeling is that by the end of the year, Yellow and Roadway will be operating at about the same operating ratio.

K. Hoexter	Great. That was my next question, if there was anything structural there. Bill, you threw out at the beginning, there was a bit of a shift in—or maybe you thought there might be shift in trucking patterns, where March might be a little weaker going forward and April a little stronger; or do you think this is just as an Easter shift that really caused it? But I guess, was there something that you’re seeing, products or commodities, moving at different times now that gets you to think that way?

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B. Zollars	Yes. I think, Easter was about a one percent difference and it was in March this year, but it was in April last year. But even if you take out the Easter impact, there’s something else going on there between those two months because even though Easter was in a different month last year, we saw the same shift. So we think there’s definitely something going on there, but we haven’t been able to identify any specific industry or any specific geography there.

K. Hoexter	So it’s not a shift between either just solely retail or on the manufacturing side?

B. Zollars	No, it’s not. It’s not anything significant, but it has shown up now and there’s seasonality over the last couple of years. So we think that there is some sort of a modest change in shipping patterns going on there.

K. Hoexter	Okay. Thanks for your time.

B. Zollars	You bet.

Moderator	The next line we’ll open is John Mirshekari with Fidelity. Please go ahead.

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April 22, 2005/8:30 a.m. CDT

J. Mirshekari	Hello. My question was essentially if historical seasonality patterns have changed as a result of the cost synergies.

B. Zollars	Yes. The synergy impact has been reasonably significant on some of the kind of normal seasonal patterns for earnings. For example, the fourth quarter last year, we had kind of the first full year of synergies accumulate in the fourth quarter. So we had probably a little better quarter in the fourth quarter last year than we historically would have had because of that. So they do have an impact. I would think that the impact is probably not going to be as significant as we have a bigger base of synergies from the previous year to draw on. But obviously, the second $100 million that we get out, the majority of that will come in the second half of the year.

J. Mirshekari	If I look at the past four years, it looks like on average, about 35% or so of operating profits for the year have come from the first two quarters. Would you expect that this year would be similar to that, or would there be any reason that it will be different with the synergies?

B. Zollars	It will probably be a little bit higher this year.

J. Mirshekari	Okay. Any sense for how that might change?

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B. Zollars	I’m not sure what the overall impact of that is going to be, but it should increase the percentage of earnings in the first half of the year.

J. Mirshekari	Thanks.

B. Zollars	You bet.

Moderator	Next line we’ll open is Larry Robbins with Glenview Capital. Please go ahead.

L. Robbins	Hello. I didn’t, I guess, anticipate making these comments coming into the call, but the call kind of sparked my interest. If anybody else is going to use this forum to make public admonitions to the company for the USF acquisition, can we please require them to disclose their short positions in U.S. Freightways, because it occurred to me that, perhaps, people are buying stock in Yellow shorting the target, so they can vote against the deal to simply make a short position go down.

And I’m not sure, therefore, that there’s not a conflict of interest in the advice that they may not be—that they maybe giving Yellow, and its management and it’s board of directors. And so, it would just seem as if

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anybody else is going to use this public forum in order to advance their views, they should probably disclose any potential conflicts, including the size of any short positions in USF. So if anybody else ask you those things, could you please request them to disclose that?

B. Zollars	That’s a very good point, Larry. The same thought occurred to us and we will definitely do that.

L. Robbins	Thanks. I really appreciate it.

Moderator	Next line we’ll open is Jack Waldo with Stephens Inc. Please go ahead.

J. Waldo	I know you’re not disclosing the synergies on a quarterly basis anymore. I was trying to kind of cut to the chase on some of Yellow and Roadway’s numbers. Could you give us some type of range of what incremental margins would have been, sans the synergies?

B. Zollars	It would be difficult for us to do that, Jack, and I’ll tell you why. A lot of the synergies are now marbled into the business to the point where it’s almost impossible to cut them out. And so I think the best way to track whether we’re doing what we said there is just to look at the operating ratios of the companies and make sure they’re tracking where we said they were going to track.

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J. Waldo	What type of guidance would you give on or what would you expect incremental margins to be on kind of an apples-to-apples basis, just going through and I kind of know what they were when your tonnage was growing. I’m just wondering how much they’re impacted if tonnage is flat?

B. Zollars	Our rule of thumb has always been 15% to 20% and that will vary by quarter, based on the previous year’s comparison and a whole bunch of other stuff, including synergy work. But the baseline is probably in that 15% to 20% range.

J. Waldo	Could you talk a little bit about the progress in the next day market at Yellow?

B. Zollars	Sure. I’ll start that and turn it over to James, but that’s off to a very good start. It’s in a very limited geographic area, but both the growth of that service as well as the on-time performance have been very good. But James, you might want to add to that.

J. Welch	We kicked that next day service off February 14th and we started off

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almost flawlessly from an operational standpoint, providing very, very high levels of service and our growth numbers have been meeting our expectations; they’re in the mid 20% range. So we’re pleased with where we’re off and running at and we will look for future opportunities to do more of it. So we’re very pleased with where we’re at.

J. Waldo	Given your, I guess, success over the last couple of months, how much do you anticipate growing that and when do you think it will be a meaningful drop in the bucket with regard to all of Yellow’s results?

J. Welch	I don’t think it’s going to be a big part of overall Yellow results for a while, but our goal is to continue to learn from it then expand it as we can; but I don’t think you’ll see it being a large part of even Yellow Transportation’s portfolio for the near future.

J. Waldo	How is—and getting back to the USF deal and kind of a seasonal battle we’re seeing going on, what’s the reaction you’ve got from the union so far? What have been their comments and their concerns?

B. Zollars	Let me start that and then Jim Staley is here and he can add. But I think, we’ve had, historically, a very good relationship with the IBT and have committed to them that this acquisition will result in us growing teamster

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jobs. We still feel very strongly that that will be the case and so, our conversations with them so far have been positive. I think they will be looking for us to do exactly what we say we’re going to do; and I think if we do that, we’ll probably continue to have a really good relationship.

Jim, you may want to…

J. Staley	Sure. Yes. In my discussions with the IBT, they’ve been very supportive. They acknowledged a good relationship that Yellow Roadway had with the present operating companies. Everybody is aware of the labor relations problems that USF has had, and I think we’ll have a positive impact on that and that’s our expectation, as well as mine.

J. Waldo	So is it fair to say you think you’ll be—there’ll be a net addition to the Teamsters job as looking at the combined entity?

B. Zollars	We’re going to grow our business and that will grow across all operating companies. And given the fact that we are overwhelmingly IBT represented, I would expect there will be a net increase in Teamster jobs.

J. Waldo	So your focus—it seems to on the USF deal is long-term, looking at the long-term health of the company; and I’m kind of wondering, how does

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that tie into synergies or where Yellow will be three or five years from now? Do you see some power and maybe some synergies and sales force or pricing strategies? I mean, is Yellow going to be three, five years from now, the one-stop shop for all needs and will it be something where you might be able to factor in what type of long haul business you’re getting with what would traditionally be USF business when bidding on contracts?

B. Zollars	Let me start by saying that we feel this deal is both good from a long-term strategic positioning perspective, as well as from a short-term perspective. We’ll keep going back to the fact that this deal will be accretive then in the first 12 months. So this is not a deal where you’ve got to kind of bet on the long-term here. It’s a deal that should return value in the short-term, as well as create a better competitive position for us in the long-term.

Having said that, this is an opportunity for us to continue to build our capabilities. We started doing that back in 1997. This is a continuation of that same strategy. We are convinced that the consolidation on our industry will continue and at the end of that consolidation, there will be four or five big players with very broad capabilities, and we plan on being one of those.

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J. Waldo	So is it fair to say that you wouldn’t be doing the USF transaction if you didn’t think it was accretive in the first year? I mean, is that a make or break point in your thought?

B. Zollars	That was the bar we set for ourselves with the Roadway deal and that’s still the bar we’ve set for ourselves. Yes.

J. Waldo	Will the proxies be sent out next week, is that right?

B. Zollars	Yes. They are being mailed even as we speak, Jack.

J. Waldo	Oh, as you speak. Okay. Thank you very much for your time.

B. Zollars	You bet.

Moderator	Our final question will come from the line of Dan Moore with Morgan Keegan. Please go ahead.

D. Moore	Couple of questions just off the cuff here, how would you characterize just looking back, how would you characterize ‘04 in terms of tonnage growth and historical business trends, best year you’ve ever seen, or something less than that?

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B. Zollars	I don’t think it’s a best year we’ve ever seen. I do think that the capacity situation in 2004 was probably as tight as it’s been in a long, long time. The economy certainly was doing very well and obviously in a recovery, that’s what’s you would expect. But I’d say that in terms of underlying demand, there probably have been better years. 2000 was probably a better year in terms of underlying demand and in fact, well probably at least, the first three quarters of 2000, so a good year from an economic standpoint.

The thing that really gave us sort of an after burn or boost was the synergies, bringing in $100 million of cost synergies really took us to the next level in terms of performance. So as that second $100 million comes into play this year, we’re going to continue to get that kind of wind at our back.

D. Moore	Sure. And then, I’m just curious. There have been a lot of questions about the merits of the deal, I guess, with USF. The question I’d like to ask is, what would cause you to potentially re-price or cancel the deal in the coming weeks or months? What sort of event from a business level standpoint or something else, for that matter, would cause you to re-evaluate your pricing on the proposed transaction?

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B. Zollars	Well, it’s really pretty simple, if we didn’t feel this was going to create a shareholder value, we wouldn’t do it.

D. Moore	And then what sort of economic environment assumptions have you modeled in for the $150 million in synergies that you’re assuming on a go forward basis, or sort of GDP growth environment?

B. Zollars	Yes. That’s really one of the most attractive parts of this is that, the $150 million is independent of economic activity, as is for the most part, the second and third hundred million at Roadway. The things that we’re doing there are not volume-related at least for the most part. So we would expect to get that $150 million out, even if the economy does turn down.

D. Moore	Would it be fair to say, though, that if the economy does turn down, that you would probably see some margin contraction in your core business, excluding those synergies, and you would expect that, right?

B. Zollars	Yes. In any previous downturn, I think all the companies in our business have experienced a contraction. However, I would say that in the last recession, we were able to turn 80% of our cost into variable cost, so we didn’t suffer the same amount of contraction in our margins as some of the

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other competitors did. But the unique position here is that, while everyone else is struggling with that and we will, too, if the economy does turn down, we’ve got $350 million opportunity here to continue to grow our earnings, even in a down economy.

D. Moore	Sure. Well, I’m sure the jury is going to remain out here in the near term, but good luck, guys.

B. Zollars	Thanks. Well that’s the end of our question and answer period. I really appreciate everybody’s interest or at least most of your interest, and we’ll see you at the end of the next quarter. Thanks.

Moderator	Ladies and gentlemen, this teleconference will be available for replay beginning today at 11:00 a.m. and running through May 6th. You may access the AT&T Executive Playback Service at anytime by dialing 800-475-6701. International participants may dial 320-365-3844 and your access code is 776452.

That does conclude your teleconference for today. Thank you for your participation and for using the AT&T Executive Teleconference. You may now disconnect.